First National Corporation
112 West King Street
Strasburg, VA 22657

July 5, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Attention:	Robert Arzonetti
Division of Corporation Finance

Re:	First National Corporation (the “Registrant”)
Registration Statement on Form S-4 (File No. 333-280378)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 4:00 p.m., Eastern Time, on Monday, July 8, 2024, or as soon thereafter as possible.

The Staff should feel free to contact Ben Barnhill of Nelson Mullins Riley & Scarborough LLP, the Registrant’s legal counsel, at (864) 373-2246 with any questions or comments.

Sincerely,

First National Corporation

By:	/s/ M. Shane Bell
M. Shane Bell
Chief Financial Officer